May 23, 2005


Mail Stop 4591

VIA U.S. MAIL and FAX (703) 674-4104

Charles A. Crew
Chief Financial Officer
12120 Sunset Hills Road, Suite 410
Reston, Virginia 20190

Re:	IPIX Corporation
	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the period ended March 31, 2005
	File No. 000-26363

Dear Mr. Crew:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to selected financial data, management`s discussion and analysis and the financial statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K filed 3/30/05

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Liquidity and Capital Resources, page 25

Summary of Consolidated Cash Flow Data, page 26

1. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.


Consolidated Statements of Operations, page F-4
2. We noted in your MD&A and in Footnote 2, you have product, service
and royalty revenue, however, you only present product revenue on the
face of your financials. Please confirm service and royalty
revenue
are less than 10% of the total revenues in accordance with Rule 5-
03
(b) of Regulation S-X.


Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

3. We noted your product revenue is recognized upon shipment or delivery. Please clarify what factors determine whether a product`s revenue will be recognized at shipment or delivery.


4. We noted that when multiple elements exist in an arrangement, the arrangement fee is allocated to the different elements based upon verifiable objective evidence. Please supplementally explain the types of arrangements that fall within this category, especially the nature of professional services provided. In addition, please tell us which items have verifiable objective evidence and explain the nature of that evidence.


Note 3. Going Concern Considerations, page F-12

5. We note that the company believes it can generate sufficient cash flow to fund its operations for at least 12 months; however, it appears you are also planning to make significant investments in the sale and marketing of new products for the security market, which may consume available cash reserves. We also note that your 2004 cash used in operating activities exceeds your cash reserves. Please expand your discussion in future filings and supplementally to explain how you will manage your product expansion while also maintaining sufficient cash flow.


Note 4. Discontinued Operations, page F-12

6. We noted you entered into a Patent Purchase, License and Repurchase Agreement with AdMission Corporation. Please tell us how you accounted for the transfer of certain patents relating to the AdMission Business, while the licenses for the patents remained with
IPIX. In addition, please tell us how you will account for the license fee and whether you will recognize an asset as a result of the repurchase right.


7. Please tell us what type of event would trigger repurchase rights
by IPIX.    In addition, please tell us and disclose in future
filings when the Patents covered under the Patent Agreement expire.


Note 11. Segment Information, page F-19

8. We noted your reconciliation by segment to the total company did not include a reconciliation to consolidated net income. Please expand your segment information disclosure to include a complete reconciliation in accordance with paragraph 32 of FAS 131.


Note 2. Summary of Significant Accounting Policies, page F-8

Inventory, page F-9

9. It does not appear that you considered excess inventories in analyzing your inventory for impairment. In light of your significant increase in inventory from the prior year, please advise us and disclose in future filings how you have considered whether your inventory is excessive and the impact it could have on the valuation. Refer to Chapter 4 of ARB 43.







Note 12. Commitments and Contingencies, page F-19

Indemnifications, page F-20

10. Please advise us how you have considered the guidance in FIN
45
in accounting for these indemnification provisions.


Item 9A. Controls and Procedures

11. In future filings, please refer to the definition of disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and
15d-15(e) as required by Item 307 of Regulation S-K.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Monica Brame, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Branch Chief Accountant
IPIX Corporation
May 23, 2005
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